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                              August 21, 2023

       Paul W. Graves
       Chief Executive Officer
       Allkem Livent plc
       Suite 12, Gateway Hub
       Shannon Airport House
       Shannon, Co. Claire V14 E370
       Ireland

                                                        Re: Allkem Livent plc
                                                            Registration
Statement on Form S-4
                                                            Filed July 21, 2023
                                                            File No. 333-273360

       Dear Paul W. Graves:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed July 21, 2023

       Questions and Answers About the Transaction and the Livent Special Meeting, page 1

   1. Please revise the Q&A on page 4 to briefly summarize and quantify, as applicable, the interests Livent's
directors and officers have in the transaction. We note the disclosure of the aggregate benefit
of unvested RSUs held by non-employee directors on page 22 and the chart for named
executive officers beginning on page 105. Provide information regarding all of the
holdings, not only the unvested RSUs, for both executive officers and directors.
 Paul W. Graves
FirstName LastNamePaul  W. Graves
Allkem Livent plc
Comapany
August 21, NameAllkem
           2023        Livent plc
August
Page 2 21, 2023 Page 2
FirstName LastName
Summary, page 16

2. Please clarify the meaning and significance of scientific or technical terms the first time they are used in order to ensure that lay readers will understand the disclosure. For example, please briefly explain or describe, as appropriate, lithium carbonate, butyllithium, lithium hydroxide, spodumene concentrate, tantalum, pegmatite, alluvial, fluvial, evaporite core, pyroxene, and Run of Mine.
3.       We note references throughout the prospectus to Allkem   s
high-quality    products and
         assets and that the Olaroz lithium facility produces    high-quality
 lithium carbonate
         chemicals for the battery, technical and chemical markets. For such statements regarding industry leadership, please substantiate your claims or remove such statements.
4. Please revise the summary on page 16 to provide additional information regarding the material aspects of the business of Livent Corporation and Allkem Limited. Please provide cross-references to the business disclosure for each. For example, clarify the potential or targeted uses or industries that use for the forms of lithium listed.
The Transaction and the Transaction Agreement, page 17

5. Please amend your disclosure on page 18 to include a diagram of the post-merger transaction ownership structure of NewCo that includes the ownership percentages of the relevant parties.
Regulatory Approvals, page 23

6. We note your disclosure on pages 23 and 113 that the transaction is subject to CFIUS
         jurisdiction    and that the    closing conditions relating to
applicable filings or clearances
         under CFIUS laws in the U.S. will also need to be satisfied or waived in order for the
         transaction to be consummated.    Please revise to clarify that CFIUS
approval is a
         condition to the consummation of the transaction and disclose, where applicable, the potential effects on the merger transaction if you do not receive CFIUS approval.
Conditions That Must Be Satisfied or Waived for the Transaction to Occur, page
24

7. Please revise the first bullet point on page 24 to further explain or clarify the condition that "the closing of the merger shall be capable of occurring, and would reasonably be expected to occur, as promptly as practicable following the scheme implementation." It is unclear from this disclosure what my trigger this condition.
Risks Related to Tax Matters, page 47

8. In the risk factor on pages 47-48, you address Section 7874 and state that this transaction as a "potential third-country transaction." Clarify the degree of uncertainty regarding whether this transaction is a third-country transaction and clarify the degree of risk with respect to the 60% owenership test.
 Paul W. Graves
FirstName LastNamePaul  W. Graves
Allkem Livent plc
Comapany
August 21, NameAllkem
           2023        Livent plc
August
Page 3 21, 2023 Page 3
FirstName LastName
9. Please revise the risk factor on pages 49-50 to separate it into the risks you address, which appear to include both a general risk factor about potential future tax law changes, and a more specific risk addressing global tax reform, including Government of Jersey's plans with respect to implementation of a minimum corporate tax and to whether it could apply to the company, given its intent to establish its tax residency in Ireland. Also disclose how this might affect the company as a tax resident of Ireland.
Risks Related to the Change in Jurisdiction, page 50

10. Revise the risk factor beginning on page 50 to clarify the material differences in the rights of shareholders under Jersey law as compared to Delaware law, particularly regarding certainty and transparancy, which you address in the risk factor heading.
Livent Proposals, page 73

11. Please revise the disclosure in Proposals 2-5, beginning on page 73, to further specify with respect to each what the shareholders are being asked to approve. For example, your outline of the compensation of Livent officers and directors that shareholders are being asked to approve provides a cross-reference to the discussion of the merger agreement, which cross-references other disclosure in the document. The multiple references render the disclosure unclear. Revise Proposal 2 to specify in that disclosure the compensation resulting from this transaction for Livent's officers and directors that is subject to approval. Refer to Item 5(a) of Schedule 14A. Similarly, for proposals 3-5, revise to disclose the prior provision and how it will change. The cross-references to the relevant new provision in the NewCo articles of association do not sufficiently specify what shareholders are being asked to approve.
The Transaction
Background of the Transaction, page 77

12. We note your disclosure on page 77 that on February 24, 2022, the Livent Board reviewed potential growth opportunities and strategic options, including possible combinations
         with other companies    and discussed a possible stock-for-stock
merger of equals
         transaction with Allkem. Please expand your disclosure of the    other
companies    the
         Livent Board considered and discuss any selection criteria the Livent Board used to assess such possible combinations. Please also revise to describe how and by whom Allkem was identified as a potential target for a merger of equals transaction.
13. Please revise to clarify the roles of the various advisors with respect to each company, including each company's multiple financial advisors.
14. We refer to your disclosure on page 78 that Goldman Sachs had initially assisted Livent with aspects of the potential transaction and had provided an overview of equity flowback considerations, but ultimately engaged Gordon Dyal as its financial advisor. Please
         expand your disclosure relating to the Goldman Sachs    analysis and
the scope of their
         assistance. Clarify whether Goldman Sachs had any role in the identification or evaluation
 Paul W. Graves
FirstName LastNamePaul  W. Graves
Allkem Livent plc
Comapany
August 21, NameAllkem
           2023        Livent plc
August
Page 4 21, 2023 Page 4
FirstName LastName
         of Allkem, and its involvement, if any, in the preparation of any disclosure that is included in the registration statement, including any analysis underlying disclosure in the registration statement.
15. Please revise this section to provide more detail regarding the topics discussed, the relevant positions of each party and how these topics influenced the terms of the transaction. By way of example only, we refer to the call between Mr. Graves and Mr.
         Perez de Solay on April 21, 2022 regarding the potential terms, timing and structure of the transaction and the continued discussions on June 28, 2022 of the status of the financial models used to value the two companies and the ownership percentages.
16. You disclose that Livent and Allkem exchanged financial projections on May 15, 2022, which were subsequently discussed on a videoconference call on June 16, 2022. We also refer to your disclosure that updated financials were exchanged between Livent and
         Allkem on March 13 and March 14, 2023. Please revise to address the following:
             specify who prepared the financial projections;
             discuss what consideration the Livent and Allkem management teams gave to the
              financial projections on the June 16, 2022 call;
             describe the projected financials and any material changes between the financials
              exchanged in May 2022 and March 2023;
             discuss the consideration the Livent and Allkem boards gave to obtaining the updated
              projections, the timeframe for the selection of the projections and the reliability of the projections and underlying assumptions related to the later years presented; and
             clarify the reasons for which the projections were prepared, such as whether the
              projections were solely prepared in connection with the respective boards of
              directors    evaluation of the transaction or whether they were
also used as part of
              Gordon Dyal   s preparation of a fairness opinion.
17. We refer to the various calls and meetings held by the Livent and Allkem Boards and their respective financial advisors and representatives to discuss the valuations of the two companies and ownership percentages in the combined company starting on May 26, 2022 through May 1, 2023. Please revise your disclosure in this section to describe how each of the Livent and Allkem boards arrived at the proposed valuations and ownership percentages, including the methodology employed in reaching such valuations, the analysis and underlying assumptions of such valuations. Revise to clarify how the valuations, transaction structure, ownership percentages, transaction exchange ratio with the premium and board composition evolved during the course of negotiations, including the proposals and counter-proposals made during the course of the negotiations. By way of example only, we refer to the calls among the financial advisors on May 26, 2022, the discussion between Mr. Graves and Mr. P rez de Solay on June 1, 2022, the Livent and
         Allkem board meetings on June 16, 2022 and July 7, 2022, respectively, and the meetings on July 8, 2022 between Mr. Brondeau and Mr. Rowley and April 10, 2023 between Mr.
         Coleman and Mr. Brondeau, the Livent board meeting on April 25, 2023 and the negotiations on May 1, 2023.
 Paul W. Graves
FirstName LastNamePaul  W. Graves
Allkem Livent plc
Comapany
August 21, NameAllkem
           2023        Livent plc
August
Page 5 21, 2023 Page 5
FirstName LastName
18. We note your disclosure on page 81 that the Allkem Board determined in July 2022 that
         Livent   s proposed terms were not acceptable to the Allkem Board due to the lack of
         alignment on the terms and terminated discussions with respect to the potential discussion.
         Please disclose the deal terms by Livent in the proposal sent on July 10, 2022, including the valuation and compensation and elaborate on how the Allkem Board determined that there was a lack of alignment on such terms. Revise to discuss any changes between the deal terms proposed in March 2023 when the two companies re-engaged negotiations.
Opinion of Livent's Financial Advisor, page 88

19. Please provide us with copies of the materials that your financial advisors prepared and shared with your board in connection with this transaction, including any board books, transcripts and summaries of oral presentations made to the board, that were material to the board's decision to approve the merger agreement and the transactions contemplated thereby.
Certain Unaudited Prospective Financial Information, page 94

20. We see that you have provided projections of estimated annual revenues for the years ended December 31, 2023 through 2032. Please revise your disclosure to provide more specific assumptions to enhance an investors understanding of the basis for your projections. Please also specifically discuss your ability, and the related limitations with, projections as far as 10 years out. We refer you to the Commissions guidance regarding projections provided in Item 10(b)(3) of Regulation S-K.
21.      We also see that you present Adjusted EBITDA and Unlevered Cash Flow.
The
         presentation of projections that include a non-GAAP financial measures should include a clear definition or explanation of the measure, a description of the GAAP financial measure to which it is most closely related, and an explanation why the non-
         GAAP financial measure was used instead of a GAAP measure. Please revise.
22. Further, we see that you present two different projections for Allkem, Case A and Case B.
         Please more fully describe the underlying differences so investors may better understand the related scenarios and uncertainties.
23. Please revise this section to disclose all material projections, forecasts and synergies for
         Allkem and Livent that were prepared for or considered by the Board or the financial advisor in reaching their respective recommendations. For example, we note on page 94 that projections were prepared for Livent extending to 2062 and for Allkem extending to
         2067; however, you have not disclosed projections extending past 2032. Finally, please revise the headings on pages 94 and 97 and the introduction on page 100 to clarify that you have disclosed all material projections, synergies, and underlying assumptions.
24. Please remove your statements on pages 95-97 cautioning investors not to rely on prospective financial information, estimates and assumptions, that the information is speculative, as it is inappropriate to disclaim responsibility for disclosure appearing in
 Paul W. Graves
FirstName LastNamePaul  W. Graves
Allkem Livent plc
Comapany
August 21, NameAllkem
           2023        Livent plc
August
Page 6 21, 2023 Page 6
FirstName LastName
         your prospectus. In particular we note the disclaimers in bold text on these pages.
25. We note the Livent Board considered the unaudited projected financial information for
         Livent and Allkem and also refer to your presentation of Case A and Case B projections
         for Allkem   s forecasts. Please expand your disclosure to address how
the Board
         determined the reasonableness of the projections, whether and to what extent the Board considered alternative scenarios or assessed the probability of achieving the projected results. When addressing the reasonableness of the projections, please address what consideration the Board gave to the reasonableness of the projections given the significant length of the projections and the fact, as noted on page 97, that "such information by its nature becomes less predictive with each successive year."
26. We refer to your Projected Synergies forecast on page 101. Please expand your disclosure
         relating to the adjustments that Livent   s management made to reflect
Livent   s Adjusted
         Allkem Forecasts, and discuss the benefits referenced in    Operating
Model Integration
         Savings.
27. On page 96, please revise to clarify the explanation that "[t]he Forecasts, pricing, and discount rates presented are on a real basis (adjusted for inflation), based on current observed market estimates," with the disclosure in the following paragraph that
         "[t]he Forecasts . . . reflect inputs, assumptions, estimates and judgements as to future events made or used by Livent's management that it believed were reasonable at the time the Forecasts were prepared" and "[s]ome or all of the assumptions that have been made in connection with the preparation of the Forecasts may have changed since the Forecasts were prepared" and that "The Forecasts do not take into account any circumstances or events occurring after the date that they were prepared" and similar statements.
Accounting Treatment, page 113

28. We see your disclosure regarding your analysis of the accounting for the transaction and the accounting acquirer. We do not see how you included the fact that
Allkem   s current
         Chairman, Mr. Peter Coleman, will serve as Chair of the NewCo board of directors is factored in to your analysis. Please provide us with your full comprehensive analysis as to how you determined the accounting acquirer.
Material U.S. Federal Income Tax Considerations for U.S. Holders, page 115

29.      We note your statement that either the merger should qualify as a
reorganization    within
         the meaning of Section 368(a) of the Code or the merger and the scheme should qualify as an exchange described in Section 351(a) of the Code, and that the disclosed tax consequences assume that the merger or the merger and the scheme, taken together, so qualifies. While it is permissible for the tax opinion to use
should    rather than    will
         whenever there is significant doubt about the tax consequences of the transaction, please
         explain why counsel providing the opinion cannot give a    will
opinion and describe the
         degree of uncertainty in the opinion. Please clearly state that the conclusion is the opinion
         of counsel and remove statements that    generally    certain tax
consequences will apply or
 Paul W. Graves
FirstName LastNamePaul  W. Graves
Allkem Livent plc
Comapany
August 21, NameAllkem
           2023        Livent plc
August
Page 7 21, 2023 Page 7
FirstName LastName
         assume material tax consequences at issue (e.g.,    intended to
qualify,    and    assuming    the
         merger qualifies as a reorganization or the merger and scheme qualify as an exchange).
         Refer to Section III of Staff Legal Bulletin No. 19 for guidance.
30. We note the disclosure on page 116 that the tax opinion includes the opinion that "the merger and scheme will not result in NewCo being treated as a 'surrogate foreign corporation' within the meaning of Section 7874(a)(2)(B) of the Code or a 'domestic corporation' pursuant to Section 7874(b) of the Code." On page 118, you state, "It is not a condition to the scheme implementation that Davis Polk or Sidley Austin deliver an opinion addressing the Intended Section 7874 Tax Treatment." Please confirm that the tax opinion will include the opinion with respect to Section 7874 of the Code, as the tax consequences are described in the proxy statement/prospectus and are material. Refer to
         Section III.A. of Staff Legal Bulletin No. 19.
Unaudited Pro Forma Condensed Combined Financial Information
Note 4, page 168

31. Please explain to us why no estimated purchase price allocation has been made to identified intangible assets such as customer lists and relationships, trade names, patents and technology, etc. Specifically address any intangible assets specifically referenced in the Transaction Agreement or schedules thereto. We may have further comment.
Business Overview of NewCo
Overview of NewCo, page 176

32. Please tell us how your presentation of these non-GAAP measures complies with Item
         10(e) of Regulation S-K. As part of your response, specially address the fact that you do not reconcile your non-GAAP measures to a GAAP measure.
Business Strategy, page 180

33. We refer to your disclosure relating to the expected growth of NewCo s lithium production capacity to reach approximately 250 kMT per annum of lithium carbonate equivalent by the end of 2027 compared to the estimated production capacity of approximately 90 kMT for the year ended 2023. Please expand your disclosure to discuss all material assumptions used to develop your 2027 projection, describe in greater detail how Livent and Allkem arrived at this projection and explain the different components of the growth pipeline reflected in the diagram on page 181. Competition, page 186

34.      We refer to your disclosure on page 55 that some of Allkem   s
competitors are larger, with
            more favorable economies of scale, access to multiple lithium resources and greater
         market share.    Please expand your disclosure here relating to Allkem
  s current
         competitors and clarify whether any of its competitors also operate in countries with a
         Free Trade Agreement with the United States and have established upstream operations
 Paul W. Graves
FirstName LastNamePaul  W. Graves
Allkem Livent plc
Comapany
August 21, NameAllkem
           2023        Livent plc
August
Page 8 21, 2023 Page 8
FirstName LastName
         and downstream capacities. Explain how Allkem distinguishes itself from its competitors with respect to the reliability and quality of its products, the management of its operating costs and prioritization of sustainability and safety.
Customers, page 186

35. We note your disclosure on page 54 that Allkem derives a substantial portion of its revenue from a limited number of customers, and the loss of or significant reduction in the orders from a large customer could have a material adverse effect on its business. You also disclose on page 186 that Allkem has entered into certain long-term contracts with its customers that operate across the battery value chain and in industrial applications. Please
         expand your disclosure relating to Allkem   s key customers, including
the types of
         industrial applications and jurisdictions its top customers operate in, the types of lithium concentrate and chemical products Allkem is producing for such customers, and the breakdown between domestic and overseas customers. Please revise to provide summary information regarding any long-term contracts Allkem may be dependent on, and if material, file the agreements as exhibits to the registration statement as required by Item
         601(b)(10) of the Regulation S-K or explain to us why you believe you are not required to do so.
Properties, page 194

36.      We refer to your disclosure of Allkem   s leased properties in
Australia, Argentina, and
         Canada. Please revise to include file each material lease agreement as an exhibit or tell us why you believe each of the leases is not material. Refer to Item 102 and Item
         601(b)(10)(ii)(D) of Regulation S-K.
Material Individual Properties, page 197

37.      We note your disclosure of Allkem   s joint ventures with respect to
the Olaroz lithium
         facility, Naraha lithium hydroxide plant and Mt Cattlin. Please expand your disclosure of the material terms of the joint venture agreements entered into with TTC, JEMSE and
         Traka, respectively, including each party   s rights and obligations,
the duration of the
         agreement, the termination provisions, the aggregate amounts paid or received to date under such agreements and aggregate future potential milestone payments to be paid or received under such agreements, and a description of Stages 1 and 2
for each of Allkem   s
         operations, where applicable. Please also file the joint venture agreements as exhibits or explain to us why you believe you are not required to do so. Refer to
Item 601(b)(10) of
         Regulation S-K.
38. With respect to each property referenced in this section, please disclose the material terms of the royalty agreement with the respective governmental entity and/or royalty holder, as applicable. Please revise to expand your disclosure of the 8.5% interest the Jujuy provincial mining body (JEMSE) holds in the operating company of the Olaroz lithium facility.
 Paul W. Graves
Allkem Livent plc
August 21, 2023
Page 9

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Julie Sherman at (202) 551-3640 or Al Pavot at (202) 551-3738 if you
have questions regarding comments on the financial statements and related matters. Please contact Jane Park at (202) 551-7349 or Abby Adams at (202) 551-6902 with any other questions.



                                                           Sincerely,

FirstName LastNamePaul W. Graves                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
Comapany NameAllkem Livent plc
                                                           Services
August 21, 2023 Page 9
cc:       Michael Kaplan, Esq.
FirstName LastName